SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)(1)

                          ALL SEASONS GLOBAL FUND, INC.
-------------------------------------------------------------------------------
                                (Name of issuer)

                          COMMON STOCK, $.01 PAR VALUE
-------------------------------------------------------------------------------
                         (Title of class of securities)

                                   01663K-101
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                                 (CUSIP number)

                               WARREN LICHTENSTEIN
                             Steel Partners II, L.P.
                              750 Lexington Avenue
                            New York, New York 10022
                                 (212) 446-5217
-------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                DECEMBER 27, 1995
-------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

             Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 9 Pages)


--------
    (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

             The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================
          1         NAME OF REPORTING PERSONS
                    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                      STEEL PARTNERS II, L.P.
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          2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) / /
                                                                        (b) / /
--------------------------------------------------------------------------------
          3         SEC USE ONLY

--------------------------------------------------------------------------------
          4         SOURCE OF FUNDS*
                          WC, PF
--------------------------------------------------------------------------------
          5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                    PURSUANT TO ITEM 2(d) OR 2(e)                           / /
--------------------------------------------------------------------------------
          6         CITIZENSHIP OR PLACE OR ORGANIZATION

                          DELAWARE
--------------------------------------------------------------------------------
      NUMBER OF       7          SOLE VOTING POWER
        SHARES
     BENEFICIALLY                      721,950
       OWNED BY
         EACH
      REPORTING
     PERSON WITH
                     -----------------------------------------------------------
                      8          SHARED VOTING POWER

                                       -0-
                     -----------------------------------------------------------
                      9          SOLE DISPOSITIVE POWER

                                       721,950
                     -----------------------------------------------------------
                     10          SHARED DISPOSITIVE POWER

                                       -0-
--------------------------------------------------------------------------------
         11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                    PERSON

                             721,950
--------------------------------------------------------------------------------
         12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES*                                        / /
--------------------------------------------------------------------------------
         13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                            8.8%
--------------------------------------------------------------------------------
         14         TYPE OF REPORTING PERSON*

                          PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

================================================================================
          1         NAME OF REPORTING PERSONS
                    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                   STEEL PARTNERS SERVICES, LTD.
--------------------------------------------------------------------------------
          2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) / /
                                                                        (b) / /
--------------------------------------------------------------------------------
          3         SEC USE ONLY

--------------------------------------------------------------------------------
          4         SOURCE OF FUNDS*
                          OO
--------------------------------------------------------------------------------
          5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                    PURSUANT TO ITEM 2(d) OR 2(e)                           / /
--------------------------------------------------------------------------------
          6         CITIZENSHIP OR PLACE OR ORGANIZATION

                          NEW YORK
--------------------------------------------------------------------------------
      NUMBER OF       7        SOLE VOTING POWER
        SHARES
     BENEFICIALLY                    75,086(2)
       OWNED BY
         EACH
      REPORTING
     PERSON WITH
                       ---------------------------------------------------------
                      8        SHARED VOTING POWER

                                    - 0 -
                       ---------------------------------------------------------
                      9        SOLE DISPOSITIVE POWER

                                     75,086(2)
                       ---------------------------------------------------------
                      10       SHARED DISPOSITIVE POWER

                                    - 0 -
--------------------------------------------------------------------------------
          11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                    PERSON

                            75,086(2)
--------------------------------------------------------------------------------
          12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES*                                         / /
--------------------------------------------------------------------------------
          13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              .9%
--------------------------------------------------------------------------------
          14        TYPE OF REPORTING PERSON*

                          CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
--------
    (2) Represents Shares in a securities portfolio owned by a foreign investment company that is managed on a discretionary basis by Steel Partners Services, Ltd.

================================================================================
          1         NAME OF REPORTING PERSONS
                    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                         WARREN LICHTENSTEIN
--------------------------------------------------------------------------------
          2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) / /
                                                                        (b) / /
--------------------------------------------------------------------------------
          3         SEC USE ONLY
--------------------------------------------------------------------------------
          4         SOURCE OF FUNDS*
                          00
--------------------------------------------------------------------------------
          5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                    PURSUANT TO ITEM 2(d) OR 2(e)                           / /
--------------------------------------------------------------------------------
          6         CITIZENSHIP OR PLACE OR ORGANIZATION

                          USA
--------------------------------------------------------------------------------
      NUMBER OF         7       SOLE VOTING POWER
        SHARES
     BENEFICIALLY                     797,036(3)
       OWNED BY
         EACH
      REPORTING
     PERSON WITH
                       ---------------------------------------------------------
                        8        SHARED VOTING POWER

                                       - 0 -
                       ---------------------------------------------------------
                        9         SOLE DISPOSITIVE POWER

                                        797,036(3)
                       ---------------------------------------------------------
                       10         SHARED DISPOSITIVE POWER

                                       - 0 -
--------------------------------------------------------------------------------
          11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                    PERSON

                             797,036(3)
--------------------------------------------------------------------------------
          12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES*                                         / /
--------------------------------------------------------------------------------
          13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              9.7%
--------------------------------------------------------------------------------
          14        TYPE OF REPORTING PERSON*

                          IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
--------
   (3) Includes 721,950 Shares owned by Steel Partners II, L.P. and 75,086 Shares managed by Steel Partners Services, Ltd., entities controlled by Warren
G. Lichtenstein and Lawrence Butler.

================================================================================
          1         NAME OF REPORTING PERSONS
                    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                          LAWRENCE BUTLER
--------------------------------------------------------------------------------
          2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) / /
                                                                        (b) / /
--------------------------------------------------------------------------------
          3         SEC USE ONLY

--------------------------------------------------------------------------------
          4         SOURCE OF FUNDS*
                          00
--------------------------------------------------------------------------------
          5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                    PURSUANT TO ITEM 2(d) OR 2(e)                           / /
--------------------------------------------------------------------------------
          6         CITIZENSHIP OR PLACE OR ORGANIZATION

                          USA
--------------------------------------------------------------------------------
      NUMBER OF        7       SOLE VOTING POWER
        SHARES
     BENEFICIALLY                    797,036(4)
       OWNED BY
         EACH
      REPORTING
     PERSON WITH
                       ---------------------------------------------------------
                       8       SHARED VOTING POWER

                                    - 0 -
                       ---------------------------------------------------------
                       9       SOLE DISPOSITIVE POWER

                                     797,036(4)
                      ----------------------------------------------------------
                      10       SHARED DISPOSITIVE POWER

                                    - 0 -
--------------------------------------------------------------------------------
         11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                    PERSON

                           797,036(4)
--------------------------------------------------------------------------------
          12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES*                                         / /
--------------------------------------------------------------------------------
          13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                            9.7%
--------------------------------------------------------------------------------
          14         TYPE OF REPORTING PERSON*

                           IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
--------
    (4) Includes 721,950 Shares owned by Steel Partners II, L.P. and 75,086 Shares managed by Steel Partners Services, Ltd., entities controlled by Warren
G. Lichtenstein and Lawrence Butler.

          This constitutes Amendment No. 2 ("Amendment No. 2") to Schedule 13D filed by the undersigned on September 28, 1995 (the "Schedule 13D"), as amended. Except as specifically amended by this Amendment No. 2, the Schedule 13D, as amended, remains in full force and effect. Defined terms shall have the meaning specified in the Schedule 13D, except as otherwise provided herein.

          Item 3 is amended to read in its entirety as follows:

Item 3.   Source and Amount of Funds or Other Consideration.

          The aggregate purchase price of the 721,950 Shares of Common Stock owned by Steel Partners II is $2,818,528. The Shares of Common Stock owned by Steel Partners II were acquired with partnership funds.

          The aggregate purchase price of the 75,086 Shares of Common Stock beneficially owned by Services is $311,279. Such Shares were acquired with funds it manages for a foreign investment company (the "Fund"). Pursuant to an agreement (the "Management Agreement") with the Fund, Services has been appointed to manage, on a discretionary basis, certain of the Fund's assets, which are maintained in a brokerage account in the Fund's name. The Management Agreement may be terminated by either party at any time. Therefore, pursuant to Rule 13d-3(d)(1)(C), the Fund may also be deemed the beneficial owner of the Shares reported to be beneficially owned by Services.

          Paragraph (a) of item 5 is amended in its entirety to read as follows:

Item 5.   Interest in Securities of the Issuer.

          (a) The aggregate percentage of Shares of Common Stock reported owned by each person named herein is based upon 8,239,756.739 Shares outstanding, which is the total number of Shares of Common Stock outstanding as reported in the Company's Proxy Statement dated November 14, 1995.

As of the close of business on December 27, 1995:

          Steel Partners II beneficially owns 721,950 Shares of Common Stock, constituting approximately 8.8% of the Shares outstanding and Services beneficially owns 75,086 Shares, constituting approximately .9% of the Shares outstanding. Collectively, the Reporting Persons own 797,036 Shares, constituting approximately 9.7% of the Shares outstanding. Mr. Lichtenstein and Mr. Butler may each be deemed to beneficially own all shares owned by Steel Partners II and Services by virtue of their authority to vote and dispose of such Shares. All of such Shares were acquired in open-market transactions.

                                   SIGNATURES

         After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:   December 29, 1995                 STEEL PARTNERS II, L.P.

                                           By: Steel Partners Associates,  L.P.
                                               General Partner

                                           By: Steel  Partners,  Ltd. General
                                               Partner


                                           By:/s/ Warren G. Lichtenstein
                                              --------------------------------
                                                  Warren G. Lichtenstein,
                                                  Chief Executive Officer

                                           STEEL PARTNERS SERVICES, LTD.


                                           By:/s/ Warren G. Lichtenstein
                                              --------------------------------
                                                  Warren G. Lichtenstein,
                                                  Chief Executive Officer


                                           /s/ Warren G. Lichtenstein
                                           -----------------------------------
                                               Warren G. Lichtenstein,
                                               Chief Executive Officer



                                           /s/ Lawrence Butler
                                           -----------------------------------
                                               Lawrence Butler

                                   SCHEDULE A

               TRANSACTIONS IN THE SHARES WITHIN THE PAST 60 DAYS





Shares of Common                     Price Per                  Date of
 Stock Purchased                       Share                   Purchase
 ---------------                       -----                   --------


                             STEEL PARTNERS II, L.P.

    2,750                            $3.79000                  12/21/95
   15,500                             3.97750                  12/22/95
   15,000                             4.04000                  12/26/95
    8,500                             4.04000                  12/27/95


                          STEEL PARTNERS SERVICES, LTD.

      250                           $3.79000                   12/21/95
    1,500                            3.97750                   12/22/95
    1,500                            4.04000                   12/26/95
    1,500                            4.04000                   12/27/95


                               WARREN LICHTENSTEIN

                                      None.



                                 LAWRENCE BUTLER

                                      None.